ADMINISTRATIVE AND INDUSTRIAL MINERALS
SERVICES AGREEMENT

of

FORDING INC.

February 28, 2003

TABLE OF CONTENTS

                                                                                                                 Page

ARTICLE 1
INTERPRETATION

1

1.1

Definitions

1

1.2

Entire Agreement

2

1.3

Interpretation and General Provisions

2

1.4

Schedule

2

1.5

References to Acts Performed by New Fording

2

1.6

No Agency, etc

3

ARTICLE 2
THE PROVISION OF SERVICES

3

2.1

Supply of Executives to Serve as Officers of New Fording

3

2.2

Description of Administrative Services

3

2.3

Description of Industrial Minerals Operations Services

4

ARTICLE 3
PAYMENT OF EXPENSES FOR ADMINISTRATIVE SERVICES

4

3.1

Reimbursement of Expenses

4

3.2

Payment of Employment Costs of Officers

4

3.3

Human Resource Transition Costs

5

3.4

Delegation

5

3.5

Invoicing and Payment

5

ARTICLE 4
PAYMENT OF EXPENSES FOR INDUSTRIAL MINERALS OPERATIONS SERVICES

5

4.1

Reimbursement of Expenses

5

4.2

Delegation

6

4.3

Invoicing and Payment

6

ARTICLE 5
CONFIDENTIALITY, STANDARD OF CARE, INDEMNITIES

6

5.1

Confidentiality

6

5.2

Standard of Care

7

5.3

Indemnification of the Partnership

7

5.4

Indemnification of New Fording and the Board of Directors

8

ARTICLE 6
TERM AND TERMINATION

9

6.1

Term and Renewal

9

6.2

Ratification by Board of Directors

9

6.3

Termination by Either Party

9

6.4

Effect of Sale of Industrial Minerals Operations

10

6.5

Termination by New Fording

10

6.6

Effect on Termination

10

6.7

Continuing Obligation

11

ARTICLE 7
GENERAL

11

7.1

Access to Records

11

7.2

Notice

11

7.3

Arbitration

12

-i-

ADMINISTRATIVE AND INDUSTRIAL MINERALS
SERVICES AGREEMENT

THIS AGREEMENT is made as of the 28th day of February, 2003

BETWEEN:

FORDING INC., formerly 4123212 Canada Ltd., a corporation existing under the laws of Canada

(“New Fording”)

- and -

FORDING COAL PARTNERSHIP, a general partnership existing under the laws of the Province of Alberta

(the “Partnership”)

RECITALS:

A.

Each of New Fording and the Partnership wish to enter into this Agreement pursuant to which the Partnership will make personnel of the Partnership available to New Fording, and will provide to New Fording administrative services and services in respect of the Industrial Minerals Operations to support the management of New Fording and the Industrial Minerals Operations by the Board of Directors and the officers of New Fording;

B.

The Parties agree that the Partnership will provide to New Fording the personnel and the services contemplated in this Agreement on a cost reimbursement basis and not for profit for it, or its affiliates, or affiliates of the managing partner of the Partnership;

C.

New Fording’s investment in the Partnership and the Industrial Minerals Operations represents substantially all of its assets and undertaking.

THEREFORE the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement, unless the context otherwise requires, the following terms shall have the following respective meanings:

(a)

“Budget” means the annual budget prepared by the Partnership and approved by the Board of Directors after consultation with the Partnership for the provision of services to New Fording by the Partnership pursuant to this Agreement;

(b)

“Board of Directors” means the board of directors of New Fording;

(c)

“Chief Executive Officer” means the chief executive officer of New Fording;

(d)

“Common Schedule” means the schedule entitled “Common Definitions, Principles of Interpretation and General Provisions”, which is attached to this Agreement;

(e)

“Employment Costs” means costs of salaries, benefits and wages and all other employee costs and expenses (including, without limitation, employment insurance, Canada Pension Plan and Workers’ Compensation payments);

(f)

“Partnership Agreement” means the partnership agreement dated February 26, 2003 among FCL, Teck, Quintette Coal Partnership and Teck-Bullmoose Coal Inc.; and

(g)

“Teck” means Teck Cominco Limited, a corporation existing under the laws of Canada.

Terms defined in the Common Schedule and not otherwise defined in this Agreement have the meanings given to them in the Common Schedule.

1.2

Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and sets out all the covenants, promises, warranties, representations, conditions, understandings and agreements between such Parties pertaining to such subject matter and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth as aforesaid.

1.3

Interpretation and General Provisions

The rules of interpretation and general provisions outlined in the Common Schedule apply to this Agreement.

1.4

Schedule

Schedule	Description
Common Schedule	Common Definitions, Principles of Interpretation and General Provisions

1.5

References to Acts Performed by New Fording

For greater certainty, where any reference is made in this Agreement to an act to be or not to be performed by New Fording, such reference shall be construed and applied for all purposes as if it referred to an act to be or not to be performed by employees of New Fording, on behalf of New Fording.

1.6

No Agency, etc.

It is understood that the obligations of the Partnership hereunder are solely to provide personnel and services in accordance with Article 2 of this Agreement, and nothing in this Agreement shall constitute the Partnership as the agent or a partner of New Fording, for any purpose.  In the performance of services hereunder, the Partnership may retain such consultants and advisors as may be prudent in the circumstances, the cost of which shall be for the account of New Fording.  Nothing contained in this Agreement shall vest in the Partnership management or day to day control over the activities of New Fording.

ARTICLE 2
THE PROVISION OF SERVICES

2.1

Supply of Executives to Serve as Officers of New Fording

It is acknowledged and agreed that, subject to the direction and overriding authority of the Board of Directors over the management and affairs generally of New Fording, the Partnership will make executive personnel of the Partnership available to New Fording to serve as officers of New Fording (other than the office of Chief Executive Officer) as may reasonably be required by New Fording in order to permit New Fording to operate effectively and to permit the Fund to operate effectively as an entity that is a fully compliant public reporting issuer listed on the Toronto Stock Exchange and the New York Stock Exchange, or such other stock exchanges on which Units may be listed.  The Partnership will provide its executive personnel to serve as the President, Chief Financial Officer, Executive Vice-President, Treasurer, Controller and Secretary of New Fording and such other positions as may be agreed.  Such Persons, in their capacity as officers of New Fording, shall report to the Board of Directors through the Chief Executive Officer.  The Parties expect that such Persons will fulfil their roles as both employees of the Partnership and as officers of New Fording, and the Partnership agrees to permit such Persons to allocate sufficient time to fulfil their offices with New Fording provided that it does not interfere with their primary role with the Partnership.  The provision of each such Person shall be subject to the approval of a majority of the members of the Board of Directors who are Independent Directors as defined in the Declaration of Trust. The Parties agree that this is a non-exclusive arrangement and nothing in this Agreement (i) precludes the Board of Directors from hiring other Persons as officers or otherwise, as it deems advisable in its sole discretion, to administer and manage the administrative affairs of New Fording and to provide other services to New Fording, or (ii) requires the Partnership to hire or retain the services of any particular individual.  In the event that the employment of any employee of the Partnership provided to serve as an officer of New Fording is terminated by the Partnership, the Partnership shall notify New Fording of such termination on the date of termination or as far in advance of termination as is reasonably practicable in the circumstances, and of the proposed replacement officer, and cooperate with New Fording to secure such employee’s resignation or termination as an officer of New Fording, unless such termination is for cause in which case the Partnership shall provide notice as soon as is reasonably practicable.

2.2

Description of Administrative Services

(a)

The Partnership will, subject to the direction and overriding authority of the Board of Directors over the management and affairs generally of New Fording, provide administrative services, and the services of personnel necessary to provide such services, to New Fording in order to support the management of New Fording by the Board of Directors and the officers of New Fording as may be reasonably requested by the Chief Executive Officer from time to time, including services relating to accounting and financial reporting; payroll and other human resources services; information systems and support services; tax, legal and insurance services; treasury and banking services; acquisition and disposition support services; office and secretarial services; and record keeping services.

(b)

The Partnership shall provide reports as to the services and costs thereof including the basis of, and calculation of, any allocation of overhead as reasonably requested by the Chief Executive Officer or the Board of Directors.

2.3

Description of Industrial Minerals Operations Services

(a)

The Partnership will, subject to the direction and overriding authority of the Board of Directors over the management and affairs generally of New Fording, provide to New Fording in respect of the Industrial Minerals Operations accounting, financial and tax services; information services; geology, engineering and technical services; and human resources services.

(b)

The Partnership shall provide reports as to the services and costs thereof as reasonably requested by the Chief Executive Officer or the Board of Directors.

(c)

In the event that those employees who provided services to the Industrial Minerals Operations prior to the Transaction become employees of the Partnership as a result of the Transaction, then the Partnership shall make the services of those employees available to New Fording on a full time basis for the purposes of the Industrial Minerals Operations.

ARTICLE 3
PAYMENT OF EXPENSES FOR ADMINISTRATIVE SERVICES

3.1

Reimbursement of Expenses

Subject to Section 3.3, New Fording shall reimburse the Partnership for all reasonable costs and expenses incurred by the Partnership in providing personnel and in carrying out the services contemplated in Section 2.2 hereof, including a reasonable portion of the Employment Costs of personnel relating to the provision of their services pursuant to Section 2.2, and together with a reasonable allocation of overhead costs of the Partnership relating to those services for which Employment Costs are reimbursed.  The Partnership will provide the proposed basis for the allocation of overhead to New Fording prior to May 31, 2003.

3.2

Payment of Employment Costs of Officers

(a)

Subject to Section 3.2(b), the Partnership shall pay the Employment Costs of personnel of the Partnership whose services are supplied to New Fording pursuant to Section 2.1.

(b)

In the event that any personnel supplied to New Fording by the Partnership pursuant to Section 2.1 spends a significant amount of his or her time in any calendar year on the business and affairs of New Fording and the Fund, other than in respect of the Industrial Minerals Operations, then the Parties will negotiate a reasonable allocation between the Partnership and New Fording of the Employment Costs and a reasonable allocation of overhead relating to such services for such personnel based on the time spent by such personnel on the business and affairs of New Fording during that calendar year.

3.3

Human Resource Transition Costs

The costs and expenses, including overhead and Employment Costs, incurred by the Partnership in respect of payroll and other human resources services to New Fording for New Fording employees seconded to the Partnership shall be for the account of the Partnership and not charged to New Fording.

3.4

Delegation

It is intended that the services to be provided by the Partnership will be provided by its own personnel or by the personnel of an Affiliate of the Partnership.  The Partnership may delegate the supply of such services to be provided hereunder at the cost of New Fording to a non-affiliated third party on notice to New Fording if the personnel to supply such services are not reasonably required in the conduct of the business of the Partnership.  The Partnership may delegate the supply of services to be provided hereunder (other than those referenced in the preceding sentence) to a non-affiliated third party including Teck or its Affiliates if such delegation is contemplated as part of the Budget, or is approved by the Chief Executive Officer or the Board of Directors.

3.5

Invoicing and Payment

The Partnership will invoice New Fording on a monthly basis for the amounts owing by New Fording pursuant to this Article 3.  New Fording will pay invoices within 30 days of receipt thereof.

ARTICLE 4
PAYMENT OF EXPENSES FOR INDUSTRIAL MINERALS OPERATIONS SERVICES

4.1

Reimbursement of Expenses

It is the intention of the Parties that services provided hereunder by the Partnership in respect of the Industrial Minerals Operations be provided on a cost reimbursement basis so that the Partnership neither makes a profit nor suffers a loss from the provision of such services.  New Fording shall reimburse the Partnership for all reasonable costs and expenses incurred by the Partnership in providing executive personnel pursuant to Section 2.1, to the extent, and only to the extent, that such personnel are engaged in the Industrial Minerals Operations, including a reasonable allocation of Employment Costs of such personnel, together with a reasonable allocation of overhead costs of the Partnership relating to those services consistent with the historical practice of Fording.  New Fording shall reimburse the Partnership for all reasonable costs and expenses incurred by the Partnership in providing the personnel and carrying out the services contemplated in Section 2.3(a), including a reasonable portion of Employment Costs of personnel relating to the provision of their services pursuant to Section 2.3(a) together with a reasonable allocation of overhead costs of the Partnership relating to those services consistent with the historical practice of Fording.  The Partnership will provide the proposed basis for the allocation of overhead to New Fording prior to May 31, 2003.  New Fording will reimburse the Partnership for the Employment Costs of any personnel supplied to New Fording pursuant to Section 2.3(c).

4.2

Delegation

It is intended that the services contemplated in Section 2.3(a) to be provided by the Partnership will be provided by its own personnel or by the personnel of an Affiliate of the Partnership.  The Partnership may delegate the supply of such services at the cost of New Fording to a non-affiliated third party on notice to New Fording if the personnel to supply such services are not reasonably required in the conduct of the business of the Partnership.  The Partnership may delegate the supply of services to be provided hereunder (other than those referenced in the preceding sentence) to a non-affiliated third party including Teck or its Affiliates if such delegation is contemplated as part of the Budget, or is approved by the Chief Executive Officer or the Board of Directors.

4.3

Invoicing and Payment

(a)

The Partnership will invoice New Fording on a monthly basis for the amounts owing by New Fording to the Partnership pursuant to this Article 4.  Alternatively, at the request of New Fording, the Partnership will invoice NYCO Minerals, Inc., Minera NYCO S.A. de C.V. or American Tripoli Inc., as applicable, directly on a monthly basis for amounts owing pursuant to this Article 4, but New Fording will be responsible for paying such invoices.  New Fording will pay such invoices within 30 days of receipt thereof by New Fording, NYCO Minerals, Inc., Minera NYCO S.A. de C.V. or American Tripoli Inc., as the case may be.

(b)

The Partnership shall provide to New Fording, at New Fording’s request, such details in respect of the costs and charges incurred in respect of the Industrial Minerals Operations as may be required by New Fording or the Fund from time to time to comply with statutory or regulatory obligations, including tax and securities law compliance.

ARTICLE 5
CONFIDENTIALITY, STANDARD OF CARE, INDEMNITIES

5.1

Confidentiality

The Partnership shall not, without the prior written consent of New Fording, disclose to any third party any information about New Fording acquired or developed pursuant to the performance of services under this Agreement, except that consent shall not be required to the following disclosure:

(a)

information disclosed as required by law or the regulations, rules or policies of any stock exchange on which any New Fording securities are listed or as may be required by regulations or policies of any securities commission or other securities regulatory agency, governmental agency or other authority of competent jurisdiction and the requirements of any court; or

(b)

information disclosed as necessary for the purposes of any debt or equity financing undertaken by New Fording; or

(c)

information disclosed that the Partnership acting reasonably deems to be necessary to be disclosed on a confidential basis for the proper performance of its duties and obligations under this Agreement including, without limitation, disclosure of information to consultants and other third Parties engaged by or assisting the Partnership in accordance with the terms of this Agreement in order to carry out the purposes of this Agreement.

The provisions of this Section shall survive the termination of this Agreement.  Nothing herein restricts the Partnership from providing information concerning the Partnership to any partner thereof in accordance with the Partnership Agreement.

5.2

Standard of Care

The Partnership shall perform its obligations under this Agreement on a timely basis, diligently, in good faith and in a reasonable and prudent manner, using qualified and experienced staff and personnel and in accordance with good business practices and the professional standards and the degree of care, diligence and skill that a reasonably prudent administrator would exercise in comparable circumstances.

5.3

Indemnification of the Partnership

(a)

New Fording shall hold harmless and indemnify the Partnership and any Affiliate thereof that provides services hereunder and any Person who is serving or has served as a director, officer, employee, advisor, partner, consultant, agent or subcontractor of the Partnership or such Affiliate (the “Partnership Indemnified Persons”) against all losses (other than loss of profit), claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants’ fees) of whatsoever kind or nature incurred by, borne by or asserted against any such Partnership Indemnified Person arising from: (i) a breach of obligations under this Agreement by New Fording; or (ii) the provision of services hereunder by such Partnership Indemnified Person, except to the extent such Partnership Indemnified Person is found liable for or guilty of fraud, wilful default or negligence.  The Parties acknowledge that this Section 5.3(a) is being entered into by the Parties on behalf of the Partnership Indemnified Persons and the Parties understand and agree that the Partnership Indemnified Persons may enforce this Section 5.3(a) notwithstanding that they are not signatories to this Agreement.  The foregoing right of indemnification shall not be exclusive of any other rights to which the Partnership or any Person referred to in this Section may be entitled as a matter of law or equity or which may be lawfully granted to it, him or her.

(b)

New Fording shall hold harmless and indemnify the Partnership Indemnified Persons against any losses or damages which any such Partnership Indemnified Person may suffer or incur as a result of, in connection with or related to: (i) any claims brought by third parties in respect of any action or failure to take action by any Partnership employee referred to in Section 2.3(c) hereof; (ii) all employment related claims made against any such Partnership Indemnified Persons by any Partnership employee referred to in Section 2.3(c) hereof, or (iii) any claim arising out of the operations of the Industrial Minerals Operations and without limitation any alleged non-compliance with environmental laws, whether statutory or common law, except that this indemnity does not extend to losses to the extent that any such losses are the result of the negligence or wilful misconduct of any such Partnership Indemnified Person. The Parties acknowledge that this Section 5.3(b) is being entered into by the Parties on behalf of the Partnership Indemnified Persons and the Parties understand and agree that the Partnership Indemnified Persons may enforce this Section 5.3(b) notwithstanding that they are not signatories to this Agreement.  The foregoing right of indemnification shall not be exclusive of any rights to which any Partnership Indemnified Person may be entitled as a matter of law or equity or which may be lawfully granted to it, him or her.

5.4

Indemnification of New Fording and the Board of Directors

The Partnership shall hold harmless and indemnify New Fording, its Affiliates and the Board of Directors and any Person who, at the request of the Board of Directors, is serving or shall have served as an officer, employee, advisor, consultant, agent or subcontractor of the Board of Directors in respect of New Fording (the “New Fording Indemnified Persons”) against all losses (other than loss of profit), claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants’ fees) of whatsoever kind or nature incurred by, borne by or asserted against any such New Fording Indemnified Person arising from:  (i) a breach of obligations under this Agreement by the Partnership or any of its employees or subcontractors; or (ii) the fraud, wilful default, or negligence of the Partnership or its officers, agents, employees and subcontractors in the provision of services hereunder, except to the extent such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, and counsel and accountants’ fees) arise from the fraud, wilful default or negligence of such New Fording Indemnified Person.  The Parties acknowledge that this Section 5.4 is being entered into by the Parties on behalf of the New Fording Indemnified Persons and the Parties understand and agree that the New Fording Indemnified Persons may enforce this Section 5.4 notwithstanding that they are not signatories to this Agreement. The foregoing right of indemnification shall not be exclusive of any rights to which any New Fording Indemnified Person may be entitled as a matter of law or equity or which may be lawfully granted to it, him or her.

ARTICLE 6
TERM AND TERMINATION

6.1

Term and Renewal

Subject to earlier termination in accordance with this Article 6, this Agreement shall commence as of the date hereof and end on February 29, 2008, but shall be renewable for two successive terms of five years at New Fording’s option on the provision by New Fording of written notice to the Partnership of the exercise of its option to renew no less than 120 days prior to the end of the then current term.

6.2

Ratification by Board of Directors

This Agreement has been approved by the existing directors of New Fording, but is subject to approval and ratification by the Board of Directors appointed on completion of the Plan of Arrangement.  If the Board of Directors has not approved and ratified this Agreement by June 30, 2003, then this Agreement shall terminate on that date.

6.3

Termination by Either Party

This Agreement shall be immediately terminable by written notice from the Partnership or New Fording to the other, as the case may be, in the event that:

(a)

the Fund is terminated;

(b)

the Partnership or New Fording, as applicable:

(i)

institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it;

(ii)

files a petition, proposal or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy law;

(iii)

consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy over all or substantially all of its assets; or

(iv)

makes an assignment for the benefit of its creditors generally;

(c)

a court having jurisdiction enters a decree or order adjudging the Partnership or New Fording a bankrupt or insolvent or for the appointment of a receiver, trustee or assignee in bankruptcy, and such decree or order continues unstayed and in effect for a period of 30 days;

(d)

any proceeding with respect to the Partnership or New Fording is commenced under the Bankruptcy and Insolvency Act (Canada) or the Companies’ Creditors Arrangement Act (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants, and such proceeding has not been stayed or terminated prior to the expiry of 30 days after such proceeding has been commenced;

(e)

the default by the Partnership or New Fording in the performance of a material obligation under this Agreement that is not remedied within 30 days after notice thereof has been delivered by the other party; or

(f)

New Fording ceases to own at least a 10% direct or indirect interest in the Partnership.

6.4

Effect of Sale of Industrial Minerals Operations

The Partners obligations under and relating to Section 2.3 will terminate if New Fording sells or otherwise disposes of all or substantially all of the Industrial Minerals Operations to a non-affiliated third party, in which case the provisions of Section 6.6 will apply in respect of the services contemplated in Section 2.3 only.

6.5

Termination by New Fording

In addition to the termination rights available to New Fording under Section 6.3, New Fording may terminate this Agreement on the provision of 90 days prior written notice to the Partnership.

6.6

Effect on Termination

(a)

Upon the effective date of termination of this Agreement, the Partnership shall:

(i)

forthwith pay to New Fording, or to the order of New Fording, all monies collected and held for New Fording pursuant to this Agreement;

(ii)

as soon thereafter as is reasonably practicable, deliver to New Fording, or to the order of New Fording, a complete report including a statement showing all payments collected by it and a statement of all monies held by it during the period following the date of the last audited statement furnished to New Fording, which must be audited if so requested by New Fording;

(iii)

forthwith, to the extent that it is able, subject to any applicable legal and contractual restrictions, deliver to and, where applicable, transfer into the custody of the Board of Directors, all property and documents of New Fording then in the custody of the Partnership;

(iv)

provide such assistance to New Fording as is reasonably necessary to find and to permit an orderly transition to one or more new services providers; and

(v)

reimburse any overpayments by New Fording for services under this Agreement.

(b)

Upon the effective date of termination of this Agreement, New Fording shall:

(i)

either pay to the Partnership all costs and expenses incurred or required to be incurred by the Partnership in terminating contracts the Partnership has entered into with the approval of New Fording in the performance by the

Partnership of its duties under this Agreement (less any amount owing by the Partnership to New Fording) or, at the election of New Fording, New Fording shall, in respect of contracts entered into by the Partnership on behalf of New Fording, assume the obligations of the Partnership under such contracts or any of them and indemnify the Partnership with respect thereto;

(ii)

reimburse the Partnership for any severance costs for personnel of the Partnership primarily devoted to the provision of services to New Fording pursuant to this Agreement;

(iii)

reimburse the Partnership for all other reasonable costs directly attributable to the termination of this Agreement; and

(iv)

pay all amounts owing by New Fording to the Partnership under this Agreement to the date of its termination.

(c)

Other than the payments contemplated in this Section 6.6, there shall be no termination fees payable between the Parties on termination of this Agreement.

6.7

Continuing Obligation

Notwithstanding termination of this Agreement, the Parties hereto shall not be relieved from any obligations or liabilities arising prior to such termination.

ARTICLE 7
GENERAL

7.1

Access to Records

New Fording and the Partnership shall provide to each other full and free access to all records, documents and materials in their respective possession or control and relating to New Fording and the personnel and services to be provided by the Partnership hereunder as are reasonably necessary to carry out each Party’s obligations hereunder or under any agreement relating hereto.  The Partnership shall either retain or cause to be retained all books and records related to its obligations hereunder for a period of two years following termination of this Agreement, or such longer periods as required in accordance with income tax or other statutory requirements, during which period New Fording shall continue to have access thereto as described above or the Partnership shall deliver such books and records to New Fording.

7.2

Notice

Any demand, notice or other communication to be given in connection with this Agreement will be given in writing and will be deemed to have been given if given by personal delivery or by electronic means of communication addressed to the recipient as follows:

(a)

To New Fording:

Fording Inc.
Suite 1000, 205 – 9th Avenue S.E.
Calgary, Alberta
T2G 0R4

Facsimile No.:

  (403) 265-5769
Attention:  Chief Executive Officer/President

(b)

To the Partnership:

Fording Coal Partnership
Suite 1000, 205 – 9th Avenue S.E.
Calgary, Alberta
T2G 0R4

Facsimile No.:

  (403) 265-5769
Attention:  President/Chief Executive Officer

with a copy to the Managing Partner:

Teck Cominco Limited
Suite 600-200 Burrard Street
Vancouver, British Columbia
V6C 3L9

Facsimile No.: (604) 687-6106
Attention:   Chief Executive Officer

or to such other address, individual or electronic communication number as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given and received on the day of actual delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

7.3

Arbitration

Any claim, dispute or controversy arising out of, or in connection with, or relating to this Agreement that cannot be resolved by the Parties, shall be submitted to arbitration pursuant to the Arbitration Act (Alberta), R.S.A. 2000, c. A-43 (the “Act”).  If there is a conflict between the Act and the terms of this Agreement, the terms of this Agreement shall prevail.  Any arbitration under this Section shall be conducted in accordance with the following rules:

(a)

Any arbitration under this Section shall take place in private in Calgary, Alberta and shall be conducted in the English language.

(b)

An arbitration shall be commenced by delivery of a written notice to arbitrate (a “Notice to Arbitrate”) to the opposite Party or Parties.  The Notice to Arbitrate shall set out a concise description of the claim(s), dispute(s), or controversy(ies) to be arbitrated.

(c)

The arbitral tribunal shall be composed of a single arbitrator (the “Arbitrator”).  The Party that delivers a Notice to Arbitrate (the “Applicant”) shall, in the Notice to Arbitrate, nominate an individual to act as the Arbitrator.  Within 10 days of the date of receipt of the Notice to Arbitrate, the other Party or Parties (the “Respondent”) shall, in writing, either signify its acceptance of the nominee or, in the alternative, propose another individual to act as the Arbitrator.  If within 10 days of delivery of the Notice to Arbitrate the Parties have not agreed upon an arbitrator, any Party may (with notice to the other Party) apply to the Court of Queen’s Bench of Alberta (the “Court”) to have an arbitrator appointed pursuant to the provisions of the Act.  Each Party shall bear its own costs in relation to any application to the Court to appoint an arbitrator.

(d)

If the Parties are unable to agree on the procedures to govern the arbitration, the Arbitrator shall determine all questions relating to:

(i)

exchange of statements of claim and defence;

(ii)

disclosure and exchange of documents relevant to the arbitration;

(iii)

oral examinations for discovery;

(iv)

appropriate protections for confidential information disclosed in the arbitration; and

(v)

the date, time, and location of the arbitration hearing and any interlocutory or preliminary hearings.

(e)

Any and all awards of the Arbitrator shall be made in writing and shall be final and binding on the Parties.

(f)

The award of the Arbitrator shall have the same force and effect as a judgment of the Court and may be entered as a judgment at the Court or any other court of competent jurisdiction including, but not limited to, the British Columbia Supreme Court.

IN WITNESS WHEREOF, the Parties hereto have caused this Administrative and Industrial Minerals Services Agreement to be duly executed as of the date first above written.

FORDING INC.
By:	/s/ Michael A. Grandin
Name: Michael A. Grandin
Title: Authorized Signatory

FORDING COAL PARTNERSHIP, by its authorized signatories for and on behalf of its partners
By:	/s/ Peter Rozee
Name: Peter Rozee
Title: Authorized Signatory of Teck Cominco Limited
By:	/s/ James G. Gardiner
Name: James G. Gardiner
Title: Authorized Fording Signatory

COMMON SCHEDULE
COMMON DEFINITIONS, PRINCIPLES OF INTERPRETATION AND GENERAL PROVISIONS

1.1

Definitions

In the Agreement, the following words and terms have the respective meanings set out below:

(a)

“Affiliate” has the meaning ascribed to such term under the Securities Act (Alberta), R.S.A. 2000, c. S-4 as at the date hereof;

(b)

“Agreement” means the agreement to which this schedule forms a part, including this schedule and all other schedules, and all amendments or restatements as permitted, and references to “Article”, “Section”, or “Schedule” mean the specified Article, Section, or Schedule of the agreement;

(c)

“Business Day” means a day, which is not a Saturday, Sunday or statutory holiday in the Province of Alberta or the Province of British Columbia, on which the principal commercial banks in downtown Calgary and Vancouver are generally open for the transaction of commercial banking business;

(d)

“Declaration of Trust” means the declaration of trust made as of February 26, 2003, governed by the laws of the Province of Alberta, pursuant to which the Fund was established, as amended, supplemented or restated from time to time;

(e)

“FCL” means Fording Coal Limited, a corporation existing under the laws of Canada, and, where the context so requires, its successors (including for this purpose, New Fording);

(f)

“Fording” means Fording Inc., as constituted on the date hereof, a corporation existing under the laws of Canada;

(g)

“Fund” means the Fording Canadian Income Trust, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust;

(h)

“GAAP” means generally accepted accounting principles in Canada determined with reference to the Handbook of the Canadian Institute of Chartered Accountants as amended from time to time;

(i)

“Industrial Minerals Operations” means, collectively, those subsidiaries of Fording engaged in the production of industrial minerals such as tripoli and wollastonite, being NYCO Minerals, Inc. with operations at Willsboro, New York; Minera NYCO S.A. de C.V. with operations near Hermosillo in the northwestern state of Sonora, Mexico; and American Tripoli, Inc. with operations near Seneca, Missouri;

(j)

“New Fording” means the successor corporation following the commencement of the winding-up of FCL into Fording, the commencement of the winding-up of Fording into Subco and the renaming of Subco as “Fording Inc.”, all of which will occur as part of the Plan of Arrangement;

(k)

“Parties” means the parties to the Agreement and “Party” means any one of them;

(l)

“Person” means an individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated trust, body corporate, agency or where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(m)

“Plan of Arrangement” means the plan of arrangement which provides for the reorganization of the business of Fording under the Fund, approved by securityholders of Fording at a meeting called for that purpose on February 19, 2003, and any amendment or variation made in accordance with the terms thereof;

(n)

“Subco” means 4123212 Canada Ltd., an indirect, wholly owned subsidiary of Fording with no material assets or liabilities, existing under the laws of Canada;

(o)

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supplement), as amended; and

(p)

“Transaction” means collectively those steps and transactions contemplated by the Plan of Arrangement.

1.2

Certain Rules of Interpretation

In this Agreement:

(a)

Consent - Whenever a provision of the Agreement requires an approval or consent by a Party and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)

Currency - Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

(c)

Governing Law  - The Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

(d)

Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of the Agreement.

(e)

Including - Where the words “including” or “includes” are used in the Agreement, it means "including (or includes) without limitation".

(f)

No Strict Construction - The language used in the Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)

Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)

Severability - If, in any jurisdiction, any provision of the Agreement is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of the Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction.

(i)

Statutory References - A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(j)

Time - Time is of the essence in the performance of the Parties' respective obligations.

(k)

Accounting – Wherever in the Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to GAAP applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.3

General Provisions

(a)

Amendment - No amendment, supplement, modification or waiver or termination of the Agreement and, unless otherwise specified, no consent or approval by any Party, shall be binding unless executed in writing by the Party to be bound thereby.

(b)

Assignment - No Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of each of the other Parties, such consent not to be unreasonably withheld.

(c)

Enurement - The Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

(d)

Further Assurances - The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by the Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of the Agreement and carry out its provisions.

(e)

Execution and Delivery - The Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.